Press Release
 December 5, 2005

GOLDCORP INC. TO AQUIRE THE ÉLÉONORE GOLD PROPERTY
FROM VIRGINIA GOLD IN FRIENDLY TRANSACTION

Virginia Gold Mines Inc. (VIA:TSX) is pleased to announce that it has entered into an agreement whereby Goldcorp Inc. (G:TSX; GG:NYSE) will acquire all of the issued and outstanding shares of Virginia pursuant to a plan of arrangement.

Under the agreement, each Virginia shareholder will receive 0.40 of a Goldcorp common share and 0.50 of a share in a new public exploration company (“New Virginia”) for each issued Virginia share. Virginia will transfer to New Virginia approximately Cdn.$31 million in cash and securities (including receivables and short-term and long-term investments), cash to be received prior to closing from the exercise of Virginia options and Virginia warrants, its non-Éléonore exploration assets and a sliding scale two percent net smelter return royalty on the Éléonore property. Based on the 10-day weighted average trading price for both companies’ common shares on the Toronto Stock Exchange, the transaction values each Virginia share at Cdn.$9.87 plus the value of each 0.50 of a New Virginia share estimated to be Cdn.$1.23 based on the fair market value of the assets and cash. Total consideration received by Virginia shareholders represents a premium of approximately 43% based on the above mentioned 10-day period.

“This is a great day for the shareholders of Virginia” said André Gaumond, President of Virginia. “Virginia’s discovery and accomplishments at Éléonore have been recognized and we still are able to carry on with exploration in northern Quebec in a well-funded new company. All of us at Virginia had hoped to see Éléonore being developed by a qualified and experienced mine development team and Goldcorp with their Canadian expertise is without any doubt one of the best in the industry. The transaction will provide value to all shareholders of Virginia. I look forward to assisting, as a shareholder and as the owner of a royalty in New Virginia, in the development of this new mining district.”

Completion of the transaction is subject to entering into definitive agreements, approval by Virginia shareholders and the receipt of regulatory approvals, including the approval of the Toronto Stock Exchange. The transaction is expected to close in the first quarter of 2006.

In addition, the holders of Virginia warrants will receive warrants of Goldcorp and New Virginia, based on applicable exchange ratios, in exchange for such Virginia warrants, and all stock options or other rights to subscribe for unissued securities of Virginia will either be exercised or terminated.

“Éléonore is a unique and significant property located in the core of what Goldcorp believes is one of the most promising new gold districts in North America," said Ian Telfer, President and Chief Executive Officer of Goldcorp. "The incredible success that Virginia has had in the short time since discovery in late 2004, when combined with accessible infrastructure and a mining friendly regulatory environment, reinforce the quality of this asset. Of the 212 drill holes completed to date on the entire property, over 70% have reported assays greater than 10 grams of gold per tonne, and the principal Roberto deposit remains open in both strike and depth. Goldcorp plans to continue aggressive exploration and development on Éléonore, with resource and scoping studies to be initiated early in 2006.”

The Board of Directors of each company have unanimously approved the transaction. The Board of Directors of Virginia has received an opinion from Orion Securities Inc. that the transaction is fair, from a financial point of view, to Virginia shareholders. Officers and directors of Virginia have entered into lock-up and support arrangements with Goldcorp under which they have agreed to vote in favour of the transaction. Virginia has agreed to pay Goldcorp a break fee equal to 4% of Virginia’s market capitalization, calculated on a fully-diluted basis, in the event that the transaction is not completed in certain circumstances.

In connection with this transaction, Goldcorp has the right to subscribe for 5% of New Virginia’s common shares with warrants to enable Goldcorp to acquire up to an additional 2%. Pricing of the shares and the warrants will be determined in the context of the market.

Orion Securities Inc. acted as exclusive financial advisor to Virginia Gold.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Québec with working capital of over $30 million, debt free, and with approximately 46 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

Virginia will host a conference call to discuss this transaction today, December 5, 2005, at 11:00 a.m. EST (8:00 a.m. PST). You may participate in the conference by dialing 1-888-789-0150 or 416-695-9753 in North America or 800-222-8835 outside of North America and asking for the Virginia Gold Mines Inc. Conference Call. A replay of the call will be available for one week by dialing 1-888-509-0081 or 416-695-5275 and entering the conference ID number T605178Y.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

For additional information, please contact:

André Gaumond, President
Paul Archer, V.P. Exploration (QP)
Amélie Laliberté, Investor Relations
Tel.:(800) 476-1853 – (418) 694-9832
Fax: (418) 694-9120
Email: mines@virginia.qc.ca
Web : www.virginia.qc.ca